Exhibit 7

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada
COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES
To the Board of Directors of The Bank of Nova Scotia (the “Bank”)
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the Bank’s internal control over financial reporting. Our report to the shareholders dated December 8, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the Bank’s internal control over financial reporting in the financial statement auditors’ report.
In addition, in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Bank’s financial statements, such as the changes in accounting standards and policies which are described in Note 1 to the consolidated financial statements as at October 31, 2009 and 2008 and for each of the years in the three-year period ended October 31, 2009, which were due to the adoption of new accounting standards under Canadian generally accepted accounting principles. Our report to the shareholders dated December 8, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
December 8, 2009
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.